Exhibit 99.35

PROTECH HOME MEDICAL ANNOUNCES COMMENCEMENT OF TRADING ON THE OTCQX® BEST MARKET IN THE UNITED STATES

Cincinnati, Ohio – June 2, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ) (OTCQX: PTQQF), a healthcare services company with operations in the U.S., today announced that it has qualified to trade on the OTCQX® Best Market.

The common shares of Protech will commence trading at the open today on OTCQX under the symbol “PTQQF.” U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for the company on www.otcmarkets.com.

The OTCQX Best Market provides value and convenience to U.S. investors, brokers and institutions seeking to trade PTQQF. The OTCQX Best Market is OTC Markets Group's premier market for established, investor-focused U.S. and international companies. Trading on the OTCQX Market is intended to offer companies efficient, cost-effective access to the U.S. capital markets. For companies listed on a qualified international exchange, streamlined market standards enable them to utilize their home market reporting to make their information available in the U.S. To qualify for OTCQX, companies must also meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws.

Information relating to the Company, including copies of the Company’s financial statements, are available on SEDAR at www.sedar.com.

“We are extremely proud to announce the commencement of trading on the OTCQX Best Market,” said Greg Crawford, CEO and Chairman of Protech. “This is a true milestone for our Company, and we are thrilled to have a foundation in which we can share our long-term vision for Protech with a wider pool of retail and institutional shareholders throughout the United States. We firmly believe that cross-trading on OTCQX in the U.S. is vital for a company headquartered in the U.S. and deriving 100% of its revenue from U.S. customers. I believe this is the first step towards fulfilling our ambitions of a dual listing on the NASDAQ or NYSE.”

Protech’s Chief Financial Officer, Hardik Mehta added, “We are in the process of obtaining DTC eligibility, and will keep our shareholders updated when this process is concluded. DTC eligibility would simplify the process for investors and brokers trading and exchanging our stock in the United States, which will be of significant benefit to our current and future shareholders. I also expect that being DTC eligible will improve our overall liquidity over time and help to accelerate the broadening of our shareholder base in North America over time.”

“We are pleased to welcome Protech Home Medical to the OTCQX Best Market,” said Jason Paltrowitz, EVP of Corporate Services at OTC Markets Group. “I believe that trading on the TSX Venture Exchange in Canada and on the OTCQX Market in the U.S. will enable Protech Home Medical to more efficiently build global investor awareness. We look forward to supporting the company and its shareholders.”

Protech provides home delivery and efficient online set-up of equipment for, primarily, chronic conditions. The Company, based in the United States, operates out of 42 locations in 10 states with over 17,000 referring physicians and approximately 85,000 current active patients.

Protech is also pleased to advise that B. Riley FBR, Inc. acted as its OTCQX sponsor. B. Riley FBR, is a full-service investment bank and subsidiary of B. Riley Financial, Inc. B. Riley FBR, based in Los Angeles with offices across the United States, provides corporate finance, research, sales and trading services.

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: a dual listing; obtaining DTC eligibility and the intended benefits of DTC eligibility; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company meeting all of the conditions for obtaining DTC eligibility. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Investor Relations

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com